Exhibit 99.1

Sprott Physical Silver Trust Net Asset Value Reaches $6 Billion

TORONTO, ON – March 27, 2025 – Sprott Inc. (NYSE/TSX: SII) (“Sprott”) on behalf of the Sprott Physical Silver Trust (NYSE Arca/TSX: PSLV) (“PSLV” or the “Trust”) today announced that PSLV’s net asset value (“NAV”) has surpassed US$6 billion.

“We would like to thank our unitholders for their trust and support in helping the Sprott Physical Silver Trust reach this significant milestone,” said John Ciampaglia, Chief Executive Officer of Sprott Asset Management. “PSLV provides investors with an alternative way to own fully allocated and segregated physical silver at a time when physical ownership has never been more important.”

““PSLV is fully backed by physical silver which is redeemable, subject to minimum investment size, and does not store its metal with bullion banks,” continued Mr. Ciampaglia. “PSLV is a liquid exchange-listed vehicle, which is easy to buy and sell at price levels that closely correspond to the spot silver market.”

Key statistics:

•	PSLV is the second largest exchange listed physical silver fund in the world[1] with 182.1 million ounces of silver held on behalf of its unitholders

•	PSLV has purchased over 120 million ounces since the beginning of 2020 and 1.5 million ounces so far in 2025

•	PSLV received physical redemption requests for 866 thousand ounces of silver in 2024 and has received no physical redemption requests in 2025

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “SII“. For more information, please visit www.sprott.com.

About the Trust

Important information about the Trust, including the investment objectives and strategies, applicable management fees, and expenses, is contained in the prospectus. Please read the prospectus carefully before investing. You will usually pay brokerage fees to your dealer if you purchase or sell units of the Trusts on the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”). If the units are purchased or sold on the TSX or the NYSE, investors may pay more than the current net asset value when buying units or shares of the Trusts and may receive less than the current net asset value when selling them. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

1 Based on Morningstar’s universe of listed investment funds. Data as of 12/31/2024

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements in this press release include, without limitation, our statements about price levels of the Trust closely corresponding to the spot silver markets.

With respect to the forward-looking statements contained in this press release, the Trust has made numerous assumptions regarding, among other things, the silver market and the trading of Trust units. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing the Trust appears in the Trust's continuous disclosure filings, which are available at www.sec.gov and www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Contact:

Glen Williams

Managing Partner

Investor and Institutional Client Relations

Direct: 416-943-4394

gwilliams@sprott.com

Media contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

sprott@gagnierfc.com